SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

AEye, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008183204

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 12

CUSIP #008183204	Page 2 of 13

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XVI, LLC (“KPCB XVI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 187,130 shares, except that KPCB XVI Associates, LLC (“KPCB XVI Associates”), the managing member of KPCB XVI, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 187,130 shares, except that KPCB XVI Associates, the managing member of KPCB XVI, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183204	Page 3 of 13

1	NAME OF REPORTING PERSONS KPCB XVI Founders Fund, LLC (“KPCB XVI Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,297 shares, except that KPCB XVI Associates, the managing member of KPCB XVI Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 15,297 shares, except that KPCB XVI Associates, the managing member of KPCB XVI Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183204	Page 4 of 13

1	NAME OF REPORTING PERSONS KPCB XVI Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
202,427 shares, of which 187,130 are directly owned by KPCB XVI and 15,297 are directly owned by KPCB XVI Founders. KPCB XVI Associates, the managing member of KPCB XVI and KPCB XVI Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
202,427 shares, of which 187,130 are directly owned by KPCB XVI and 15,297 are directly owned by KPCB XVI Founders. KPCB XVI Associates, the managing member of KPCB XVI and KPCB XVI Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,427
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183204	Page 5 of 13

1	NAME OF REPORTING PERSONS Kleiner Perkins Caufield & Byers XIX, LLC (“KPCB XIX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 78,743 shares, except that KPCB XIX Associates, LLC (“KPCB XIX Associates”), the managing member of KPCB XIX, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 78,743 shares, except that KPCB XIX Associates, the managing member of KPCB XIX, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,743
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183204	Page 6 of 13

1	NAME OF REPORTING PERSONS KPCB XIX Founders Fund, LLC (“KPCB XIX Founders”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,738 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Founders, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 1,738 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Founders, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,738
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183204	Page 7 of 13

1	NAME OF REPORTING PERSONS Kleiner Perkins XIX Friends, LLC (“KPCB XIX Friends”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 739 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Friends, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 739 shares, except that KPCB XIX Associates, the managing member of KPCB XIX Friends, may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183204	Page 8 of 13

1	NAME OF REPORTING PERSONS KPCB XIX Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
81,220 shares, of which 78,743 are directly owned by KPCB XIX, 1,738 are directly owned by KPCB XIX Founders and 739 are directly owned by KPCB XIX Friends. KPCB XIX Associates, the managing member of KPCB XIX, KPCB XIX Founders and KPCB XIX Friends may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
81,220 shares, of which 78,743 are directly owned by KPCB XIX, 1,738 are directly owned by KPCB XIX Founders and 739 are directly owned by KPCB XIX Friends. KPCB XIX Associates, the managing member of KPCB XIX, KPCB XIX Founders and KPCB XIX Friends may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON OO

CUSIP #008183204	Page 9 of 13

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Kleiner Perkins Caufield & Byers XVI, LLC, a Delaware limited liability company, KPCB XVI Founders Fund, LLC, a Delaware limited liability company, KPCB XVI Associates, LLC, a Delaware limited liability company, Kleiner Perkins Caufield & Byers XIX, LLC, a Delaware limited liability company, KPCB XIX Founders Fund, LLC, a Delaware limited liability company, Kleiner Perkins XIX Friends, LLC, a Delaware limited liability company, and KPCB XIX Associates, LLC, a Delaware limited liability company. The foregoing entities are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 2(E).	CUSIP NUMBER 008183204

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2023:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP #008183204	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2024

KLEINER PERKINS CAUFIELD & BYERS XVI, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XVI ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #008183204	Page 11 of 13

KLEINER PERKINS CAUFIELD & BYERS XIX, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIX FOUNDERS FUND, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KLEINER PERKINS XIX FRIENDS, LLC, a Delaware limited liability company

By: KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company, its managing member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIX ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

CUSIP #008183204	Page 12 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP #008183204	Page 13 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.